April 10, 2008

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:

Mr. Kevin Woody

Branch Chief

Re:

Kimco Realty Corporation

Form 10-K for the year ended December 31, 2007

File No. 001-10899

Dear Mr. Woody:

This letter sets forth Kimco Realty Corporation’s (“Kimco” or the “Company”) responses to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by facsimile on March 27, 2008, to the Company’s Form 10-K for the year ended December 31, 2007, filed February 28, 2008.  For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2007

Financial Statements

Property Acquisitions, Developments and Other Investments:

Kimsouth -, page 89

1.

Please tell us the facts and circumstances which led to the recording of the $54.3 million extraordinary gain during 2007.  Within your response, please ensure that you are addressing the timing of the recognition. Lastly, please tell us how you have complied with the relevant accounting literature, including SFAS 141 and APB 18.

Response

In January 2006, Albertsons, at that time the U.S.'s second largest grocery chain with 1,124 stores, agreed to be purchased by an investor group. On June 2, 2006, this investor group sold the non-core supermarket business consisting of 655 grocery stores to Albertson’s LLC (“ALLC”), a wholly owned subsidiary of Albertson’s Holdings LLC, a wholly owned subsidiary of AB Acquisition LLC (“ABA”), a consortium investment entity. ABA’s strategy with respect to ALLC included refinancing, selling selected stores, closing and or re-tenanting certain stores, and enhancement of operations at the remaining stores.

Kimsouth, a consolidated subsidiary of Kimco, contributed approximately $50.7 million as its equity interest in ABA, of which approximately $47.0 million or 92.5% was provided by Kimco.  Kimsouth holds a 15% non-controlling interest in ABA and accounts for this investment under the equity method of accounting.

In connection with the acquisition, ALLC entered into a Transition Services Agreement (the “TSA”) with a third party service provider. Under the TSA, this service provider provides support services to ALLC, including day-to-day management services for store operations, financial reporting and other distribution and support functions.

ABA’s management is responsible for managing ALLC and ABA.  These management responsibilities include compiling and providing monthly consolidated financial reporting information to ABA’s partners, including Kimco. ABA’s activity primarily consists of managing ALLC’s activities. ALLC’s fiscal year ends on the last Thursday in February.

The extraordinary gain of $54.3 million, net of income tax expense, represents the Company’s portion of the total extraordinary gain of $603 million recorded by ALLC from its  acquisition of 655 Albertsons stores resulting from the excess of the fair value of net assets acquired of approximately $1.6 billion over the purchase price of approximately $1.0 billion. The Company concurs with ABA’s accounting treatment with respect to the recognition of an extraordinary gain and believes that this treatment is consistent with SFAS 141 - paragraphs 44 and 45, Excess of fair value of acquired net assets over cost, which state: “In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (excess over cost or excess). That excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post-retirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain as described in paragraph 11 of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”

With regards to the Company’s timing of recognition of the extraordinary gain, the Company considered the following facts and circumstances at the time of filing of the Company’s 2006 Form 10-K.

From the time of Kimsouth’s initial investment in June 2006, the Company had sought timely financial information in order to record its equity investment in ABA. ABA management had informed the Company that due to the size and complexity of the transaction, the need to obtain the day-to-day operational information from the TSA provider, and the startup nature of the entity, it would take time to establish a process to provide consistent monthly financial information on a timely basis. As a result, the Company had applied a 90 day lag, in accordance with the provisions of paragraph 19 of APB 18 and paragraph 4 of Accounting Research Bulletin No. 51-Consolidated Financial Statements (“ARB51”), with respect to recording its equity investment in ABA. Additionally, the Company was periodically informed by ABA management up through the Company’s 2006 Form 10-K filing date, February 28, 2007, that the purchase price allocation for the acquisition of the Albertsons non-core super-market business had not been completed. ABA management asserted several factors regarding why the purchase price allocation was incomplete, including: (i) the complex nature of the transaction comprising approximately 40 existing subsidiary entities with various tangible and intangible assets and liabilities including deferred tax assets and liabilities held in various underlying corporate entities; (ii) the large volume of real estate assets (655 properties) that needed to be valued either through external or internal appraisals; (iii) asset held for sale determinations; (iv) inventory valuations for each store location; (v) closed store reserves and (vi) coordination with ABA’s independent registered public accounting firm and tax advisors regarding valuation assumptions and the appropriate application of SFAS 141.

During December 2006, the Company was informed by ABA that the ALLC purchase price allocation may or may not result in a possible extraordinary gain resulting from an excess of the fair value of acquired net assets over cost. Extraordinary gain amounts changed significantly each time the Company followed up with ABA, often on a weekly basis, up through the Company’s 2006 Form 10-K filing date. ABA management could not at the time of the Company’s 2006 Form 10-K filing date provide support for any extraordinary gain amount and indicated that a more precise determination as to any possible amount of an extraordinary gain estimate would not be provided until a significant portion of the valuation process was complete. The Company also considered:

•

ALLC’s big four independent registered public accounting firm would not provide any assurance on an extraordinary gain amount prior to the substantial completion of their audit work due to the complex nature and size of the transaction.

•

Although the Company’s primary business is real estate, the Company does not have expertise in valuing a grocery store business and was reliant upon ABA management to provide the purchase price allocation.

•

The guidance in SFAS 141 which discusses the excess of the fair value of acquired net assets over cost in Appendix B paragraph B187  states – “The Board affirmed its belief expressed in both the 1999 Exposure Draft and the 2001 Exposure Draft that substantially all business combinations are exchange transactions in which each party receives and sacrifices commensurate value. Accordingly, an excess rarely would remain if the valuations inherent in the purchase price allocation process were properly performed. The Board affirmed the requirement proposed in both the 1999 Exposure Draft and the 2001 Exposure Draft that if an excess remains after the initial allocation of the purchase price, the acquiring entity shall reassess whether all acquired assets and liabilities assumed have been identified and recognized. In addition, accurate and thorough remeasurements should be performed to verify that the consideration paid and the assets acquired and liabilities assumed have been properly valued.”

•

The definition of the purchase price allocation period in SFAS 141 which defines the Allocation Period in Appendix F as: “The period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination.”

Based on the foregoing definition of the purchase price allocation period in SFAS 141, the fact that ABA management was still in the process of completely identifying and measuring the fair value of assets acquired and liabilities assumed in the Albertson transaction, and that it had been significantly less than a year since the consummation date of June 2, 2006, the Company determined that ABA was still within the allocation period as of the Company’s 2006 Form 10-K filing date.

Based on the facts above and the guidance in SFAS 141, the Company determined that as of the Company’s 2006 Form 10-K filing date, a reasonable estimate of the purchase price allocation and whether an extraordinary gain was determinable and to what extent, resulting from the Albertson business combination was not available. The Company further believed that any amount of gain provided by ABA at that time would have been contingent upon the completion of a significant amount of valuations and believed that it would not have been appropriate to record an estimated extraordinary gain contingency for the year ended December 31, 2006.

During April 2007, ABA management provided a balance sheet and operating statement which reflected an estimated purchase price allocation and an extraordinary gain amount resulting from an excess of the fair value of the net assets acquired over the purchase price. Based upon the then-current facts and circumstances regarding the purchase price allocation including discussions with ABA management regarding its application of SFAS 141, the completion of material audit procedures relating to asset and liability valuations, and the culmination of expected property sales which provided a basis for a portion of the purchase price allocation, the Company had obtained sufficient supportable evidence to record its share of the extraordinary gain in its first quarter of 2007. As such, the Company recorded an extraordinary gain of approximately $45.0 million, net of income tax expense, as its 15% share of the total estimated extraordinary gain.

During June 2007, audited financial statements of ALLC were issued which further refined the purchase price allocation which resulted in the Company recording in its second quarter of 2007 an additional $9.3 million extraordinary gain, net of income tax, which resulted in a total extraordinary gain of $54.3 million, net of income tax, for the year ended December 31, 2007. The extraordinary gain of $54.3 million, net of income tax expense, represented the Company’s portion of the total extraordinary gain realized by ALLC of $603 million. The Company believes that its recording of this additional extraordinary gain adjustment in the second quarter of 2007 is consistent with SFAS 141 paragraph 45 which states: “If an extraordinary gain is recognized before the end of the allocation period, any subsequent adjustments to that extraordinary gain that result from changes to the purchase price allocation shall be recognized as an extraordinary item.”

The Company believes it has appropriately classified its portion of the extraordinary gain, net of income taxes, on its consolidated statement of income for the year ended December 31, 2007, in accordance with APB 18 paragraph 19. d which states the investor's share of extraordinary items reported in the financial statements of the investee in accordance with APB Opinion No. 30 should be classified in a similar manner unless they are immaterial in the income statement of the investor.

Investment and Advances in Real Estate Joint Ventures

Kimco / G.E. Joint Venture (“KROP”), page 95

2.

Please tell us the amount of gain, if any, you recognized upon the transfer of the ten operating properties from KROP to a new joint venture in which you hold a 15% non-controlling ownership interest. Within your response, please tell us how you complied with SFAS 66 regarding this transaction.

Response

The Company has a 20% non-controlling interest in KROP. The total gain KROP had realized on the above transaction was approximately $82.4 million. The Company’s share of this gain was approximately $16.5 million, which is equal to the Company’s 20% ownership interest. As a result of the Company’s continued 15% ownership in the ten operating properties, the Company had realized $4.1 million of gain in 2007 and deferred $12.4 million of the Company’s total gain of $16.5 million.

In recording this transaction, the Company applied the provisions of SFAS 66 – Accounting for Real Estate Sales with specific emphasis on paragraph 33 - The seller has made a partial sale and paragraph 34. Paragraph 33 states that a sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if:

a.        The buyer is independent of the seller.

b.        Collection of the sales price is reasonably assured.

c.        The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

With respect to the KROP transaction described above, the buyer was an unaffiliated third party. All sale proceeds where exchanged at closing and neither KROP nor the Company is required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. Based on these facts, the Company believes that it was appropriate to recognize a portion of the gain at the date of sale relating to the sale of its partial interest.

To determine the amount of profit the Company recognized at the date of sale, the Company applied the provisions of paragraph 34 of SFAS 66 which states: “[I]f the buyer is not independent of the seller, for example, if the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale. If the seller controls the buyer, no profit on the sale shall be recognized until it is realized from transactions with outside parties through sale or operations of the property.”

Other Real Estate Joint Ventures -, page 99

3.

We note your disclosure which indicates that the Registrant’s share of aggregate gain was approximately $24.9 million related to the 2007 sales of seven properties by joint ventures in which the Registrant had non-controlling interests. Please help us to understand why the Registrant’s share appears to represent the majority of the $42.7 million aggregate gain which is a higher share than one might expect from joint ventures where you hold non-controlling interests.

Response

The Company’s disclosure regarding the above transactions includes a consolidated joint venture, One Financial Investors LLC (“OFI”), in which the Company holds a 90.98% interest and was managed by the Company. OFI held a 19.123% non-controlling investment in a joint venture, One Financial Place Holding LLC (“OFPH”) which was not managed by the Company and which owned a single property that was sold during 2007. The aggregate gain of $42.7 million included in the Company’s disclosure includes a $9.6 million gain from the OFI investment which represented its 19.123% share of a $50.7 million gain from the OFPH level property sale. The Company’s portion of the $9.6 million gain recognized was approximately $8.7 million resulting from its 90.98% investment in OFI. The other six transactions included in the disclosure had resulted in gains that were primarily allocated to the Company at 50% or less. If the Company had disclosed the aggregate gain amount using the $50.7 million gain from the OFPH level, the average allocation percentage would be 30% as compared to 59% as presented. The Company acknowledges that including the additional $50.7 million within the aggregate gain amount may give the reader a better understanding of the gain allocation percentage and will therefore, in future filings, include the $50.7 million in the aggregate gain amount bringing the total aggregate gain to $83.8 million.

Exhibits 31.0 and 31.2

4.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

The Company will revise the certification required by Exchange Act Rule 13a-14(a) in future filings to exclude the individual title of the certifying individual at the beginning of the certification.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo

Michael V. Pappagallo

Chief Financial Officer